EXHIBIT 99.1

Mogo Nominates Independent Candidate for Election to WonderFi’s Board of Directors – Supports KAOS Capital’s Call for a Fundamental Transformation of Board

Vancouver, British Columbia, March 27, 2024 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), today announced that, pursuant to its investor rights agreement (“IRA”) with WonderFi Technologies Inc. (“WonderFi”) and the Company’s right thereunder to nominate one director (the “Mogo Director Nominee”) for election to the Board of Directors of WonderFi (the “Board”), it has nominated experienced technology and financial executive, Christoper Payne, for election to the Board at WonderFi’s upcoming 2024 Annual General Meeting of Shareholders (the “2024 Meeting”). Mogo is WonderFi’s largest shareholder, holding approximately 87 million common shares (~13% ownership interest) of WonderFi (the “WonderFi Shares”). Mogo also announced that it has entered into a voting agreement with KAOS Capital Ltd. (“KAOS Capital”) supporting a slate of new directors at WonderFi. KAOS’ press release from this morning may be found at the following link: https://www.businesswire.com/news/home/20240327940114/en/Activist-Adam-Arviv-Announces-Intent-to-Nominate-New-Slate-of-Directors-to-the-Board-of-WonderFi

“Chris will bring a proven track record of value creation and important sector and market-level expertise to the WonderFi board at a critical time in the company’s development,” said Greg Feller, President & Co-Founder of Mogo. “Chris’s time in Silicon Valley in the electronic payments space as a co-founder with Elon Musk of online bank X.com, and as an investor in, and advisor to mid-market growth technology companies, will be a valuable resource to WonderFi as it seeks to leverage its current market position into sustainable, profitable growth.”

Mr. Feller added, “Earlier today, we also entered into a voting agreement with KAOS Capital, expressing support for their call for a fundamental transformation of the WonderFi board. Over the past several months we have tried to constructively engage the WonderFi board on a number of important topics, including senior additions to the management team to assist with strategy and investor relations. Mogo has invested over $100 million to build its current position in WonderFi, and the goal of our recommendations was to help WonderFi capitalize on its position as the only fully regulated crypto exchange in Canada. Unfortunately, WonderFi has refused to engage on these items which we view as critical to the company’s success. We feel that new perspectives and experience are urgently required at the WonderFi board level to realize the full value of the WonderFi business for all shareholders.”

In addition to Mogo agreeing to support the five individuals (the “Director Nominees”) to be put forth by KAOS Capital for election to the Board at the 2024 Meeting, under the voting agreement between KAOS Capital and Mogo (the “Voting Agreement”), KAOS Capital has agreed to a standstill in respect of purchasing additional securities of WonderFi to ensure that Mogo’s obligations, and those of its joint actors, with respect to the standstill provisions under the IRA are complied with, ensuring that Mogo’s history of full compliance with its obligations under the IRA to-date continues through to the 2024 Meeting.

Christopher Payne

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur and investor in Silicon Valley. Mr. Payne co-founded X.com with Elon Musk and other partners in 1999. X.com ultimately merged with another entity to became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Early Warning Report and Voting Agreement

On March 27, 2024, Mogo and KAOS Capital entered into the Voting Agreement. As a result of entering into the Voting Agreement, Mogo and KAOS Capital may be deemed joint actors for purposes of National Instrument 62-104 - Take-Over Bids and Issuer Bids (“NI 62-104”). In accordance with the requirements of NI 62-104, Mogo will file an early warning report under WonderFi’s SEDAR+ profile as a result of a change in material fact contained in its most recently filed early warning report dated August 25, 2023. The early warning report is not being filed pursuant to any acquisition or disposition of securities of WonderFi.

Pursuant to the terms of the Voting Agreement, among other things, Mogo and KAOS Capital have agreed to vote in favour of the Director Nominees and the Mogo Director Nominee. The purpose of the Voting Agreement is to effect certain changes to the composition of the Board which may also result in certain changes to management of WonderFi following the 2024 Meeting, should the Director Nominees and the Mogo Director Nominee be elected to the Board. Immediately before the execution of the Voting Agreement, Mogo had beneficial ownership of, indirectly through Mogo Financial Inc. (a wholly owned subsidiary), and exercised control and direction over, 86,962,639 WonderFi Shares, representing approximately 13.36% of the issued and outstanding WonderFi Shares as at September 30, 2023 (as disclosed in WonderFi’s interim financial statements for the three-month period ended September 30, 2023) . Mogo’s ownership and control of WonderFi Shares remained unchanged following the entering into and announcement of the Voting Agreement.

Immediately before the execution of the Voting Agreement, KAOS had beneficial ownership of, and exercised control and direction over, 6,175,000 WonderFi Shares, representing approximately 0.95% of the issued and outstanding WonderFi Shares.

A copy of the early warning report relating to the foregoing will be available under WonderFi’s profile on SEDAR+ at www.sedarplus.com, and may also be obtained by contacting Mogo at +1 604-659-4380. Mogo’s address is 516-409 Granville St, Vancouver, BC, V6C 1T2.

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About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a digital wealth and payments company headquartered in Vancouver, Canada with more than 2 million members, $9.9B in annual payments volume and a ~13% equity stake in Canada’s leading Crypto Exchange WonderFi (TSX:WNDR). Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Through its wholly owned digital payments subsidiary, Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada. The Company, which was founded in 2003, has approximately 200 employees across its offices in Vancouver, Toronto, London & Casablanca.

Investor Contact:

Craig Armitage

Investor Relations

investors@mogo.ca

Media Contact:

Kieran Lawler

LodeRock Advisors

kieran.lawler@loderockadvisors.com

416-303-0799

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